

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 9, 2017

Via E-mail
Thomas O'Malley
Chief Financial Officer, Treasurer and Vice President
Global Self Storage, Inc.
11 Hanover Square, 12th Floor
New York, NY 10005

> **Re: Global Self Storage, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 001-12681**

Dear Mr. O'Malley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate
& Commodities